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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                SCHEDULE 13D/A
                               (AMENDMENT NO. 4)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        TEXAS BIOTECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   88221T104
                                 (CUSIP Number)

                                Michael K. Green
                            Vice President - Finance
                             Synbiotics Corporation
                               11011 Via Frontera
                              San Diego, CA  92127
                                 (619) 451-3771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 27, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                                  SCHEDULE 13D

CUSIP No. 88221T104                                           Page 1 of 1 Pages

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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Synbiotics Corporation
     95-3737816
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]

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  3  SEC USE ONLY


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  4  SOURCE OF FUNDS

     OO
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Synbiotics Corporation is a California corporation
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                        7   SOLE VOTING POWER

                            614,091
                      ----------------------------------------------------------
     NUMBER OF          8   SHARED VOTING POWER
      SHARES
    BENEFICIALLY
     OWNED BY         ----------------------------------------------------------
       EACH             9   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                 614,091
      WITH            ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER


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  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     614,091
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  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
     CERTAIN SHARES

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  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6%
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  14 TYPE OF REPORTING PERSON

     CO
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ITEM 1.     SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock of Texas Biotechnology Corporation ("TBC"), whose principal executive offices are located at 7000 Fannin, Houston, TX 77030.


ITEM 2.     IDENTITY AND BACKGROUND

Synbiotics Corporation (the "Company") is a California corporation which develops, manufactures and markets biological products (i.e., therapeutics and vaccines) and monoclonal antibody based diagnostic products for use in the animal health care field. The Company's principal office is located at 11011 Via Frontera, San Diego, CA 92127.

The following information is provided as to each executive officer and director of the Company, each of whom is a United States citizen:

  Patrick Owen Burns, Director
  1 Seaport Plaza
  16th Floor
  New York, NY  10292
  Vice President of R&D Funding Corp, an affiliate of Prudential Securities
    Inc., and Senior Vice President of Prudential Securities Inc.

  James C. DeCesare, Director
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  Consultant to the animal health and pharmaceutical industries.

  Michael K. Green
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  Vice President - Finance and Chief Financial Officer of Synbiotics Corporation

  Mr. Robert J. Kunze, Director
  One Bush Street
  San Francisco, CA  94104
  General Partner of Hambrecht & Quist Life Science Ventures

  Dr. M. Blake Ingle, Ph.D., Director
  3030 Science Park Road
  Suite 302
  San Diego, CA  92121
  President and Chief Executive Officer of Canji, Inc.

  Donald E. Phillips, Chairman of the Board of Directors
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  Retired

  Robert L. Widerkehr, Director
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  President and Chief Executive Officer of Synbiotics Corporation

During the past five years, neither the Company nor any of the Company's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Not applicable.


ITEM 4.   PURPOSE OF TRANSACTION

On February 27, 1996 and February 28, 1996, the Company sold a total of 614,000 shares of TBC common stock in the open public market at an average selling price of $3.573 per share. The transaction was effected through Hambrecht & Quist LLC on the American Stock Exchange. The proceeds received from the sale will be used primarily for working capital requirements. As a result of the sale of the shares, the Company's beneficial ownership was reduced to below 5%. The Company does not intend to be other than a passive investor in TBC with respect to its remaining beneficial ownership of TBC common stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Company presently beneficially owns 614,091 shares of TBC common stock, which it believes constitutes approximately 2.6% of the TBC common stock outstanding.

(b) The Company has the sole power to vote and dispose of 614,091 shares of TBC common stock as identified in subparagraph (a) above.

(c) The Company has not had any transactions in TBC common stock during the past sixty (60) days, other than the February 27, 1996 and February 28, 1996 sales. See Item 4.

(d)  Not applicable.

(e) The Company ceased to be the beneficial owner of more than 5% of TBC common stock on February 27, 1996.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

The Company has entered into the following agreements with respect to its beneficial ownership of TBC common stock:

(a)  Plan and Agreement of Merger  - dated June 17, 1994 among TBC,
     ----------------------------
     ImmunoPharmaceutiecs, Inc. ("IPI"), TBC Acquisition Company No. 1, the Company and H & Q Life Science Technology Fund I. Establishes the Sellers Committee; entitles the Sellers Committee to designate two TBC Directors under certain circumstances.

(b)  Certificate of Contingent Interest in Common Stock $0.005 Par Value of
     ----------------------------------------------------------------------
     Texas Biotechnology Corporation  - Entitles the Company to receive an
     -------------------------------
     additional 573,109 shares of TBC common stock upon the satisfaction of certain contingencies by IPI.

(c)  Escrow Agreement - 1,000,000 shares of TBC common stock, 409,363 shares of
     ----------------
     which had been issued to the Company, were held in escrow pending the satisfaction of certain contingencies by IPI. The Sellers Committee had been irrevocably appointed as agents to act in all respects on the former IPI shareholders' behalf relating to the Escrow Agreement. The agreement was terminated effective June 30, 1995 upon the distribution of all of the escrowed shares.

(d)  Adoption Agreement - Each former IPI shareholder granted the Sellers
     ------------------
     Committee a proxy to vote its escrowed shares.  See Item 6(c).

(e)  Agreement by Affiliates - The Company may be deemed to be an "affiliate" of
     -----------------------
     IPI within the meaning of Rule 145 under the Securities Act of 1933, as amended ("Securities Act"). The Company has agreed not to sell, assign or transfer any its shares of TBC common stock received pursuant to the merger except (1) pursuant to an effective Registration Statement under the Securities Act, (2) in conformity with the volume and other limitations of Rule 145(d) of the Securities Act or (3) in a transaction which, in the opinion of independent counsel reasonably satisfactory to TBC or as described in a "no-action" or interpretive letter from the Staff of the Securities Exchange Commission, is not required to be registered under the Securities Act. TBC filed a Registration Statement on Form S-3, effective December 6, 1995, registering the shares of TBC common stock which the Company sold as discussed in Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

(a)  Plan and Agreement of Merger/(1)/

(b) Certificate of Contingent Interest in Common Stock $0.005 Par Value of Texas Biotechnology Corporation/(2)/

(c)  Escrow Agreement/(2)/

(d)  Adoption Agreement/(2)/

(e)  Agreement by Affiliates/(2)/

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(1)  Incorporated herein by reference to Exhibit A to Texas Biotechnology
     Corporation's Current Report on Form 8-K, as amended, dated July 25, 1994, File No. 0-20117 (confidential treatment has been granted with respect to certain portions of this exhibit).

(2) Incorporated by reference to Amendment No. 1 of Schedule 13D filed on October 20, 1994.


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  March 8, 1996                    SYNBIOTICS CORPORATION

                                        By: /s/ Michael K. Green
                                           -----------------------------------
                                           Michael K. Green
                                           Vice President of Finance and
                                             Chief Financial Officer

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